Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: Lycos, Inc.
                                                   Commission File No. 000-27830

TERRA LYCOS

Transcript of Video Presentation


In any given place of the Universe, dawn is and always will be dawn

And yet the world has changed so much.

Could we possibly see the sunrise of the other side of the world being on this side.

Neither space, nor time exist.

Only communication lives on.

A communication that overcomes its limits by the minutes.

Culture, education, science, belonging equally to all more and more. No matter where we are from, or where we are. Nor our color, sex or religion.

We can meet, speak, get to know each other, share experience, dreams and feelings. Contribute to another by merely wishing to do so.

Now different worlds can be enjoined in a new world.

Internet has changed our lives.

Nothing has ever drawn the human being so much together as the wonder of feeling connected through the net with a simple strike of a finger.

And now, Terra Lycos arrives to enhance the very essence of the Internet. Communication amongs people and cultures of different places throughout the world.

The multicultural corporation is born, open to all, making the wonderful adventure of life more fulfilling.


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     These materials contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to: the Terra Networks, S.A. ("Terra Networks") and Lycos, Inc. ("Lycos") combination; statements of anticipated financial performance; estimates of future market share; and information regarding management strategy, synergies, efficiencies and strategic partnerships. Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions.

     The forward-looking statements included in these materials are based on current expectations, but actual results may differ materially from anticipated future results due to various factors, many of which are beyond the control of Terra Networks. Certain factors which could cause the actual individual and combined results of Terra Lycos to differ materially from the expected results include, among others: the risk that Terra Networks' and Lycos' businesses will not be integrated successfully; costs related to the merger; failure of Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

     WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT TERRA NETWORKS AND LYCOS HAVE FILED AND WILL FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION REGARDING THE SHARE EXCHANGE.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.